Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Duff & Phelps Select Energy MLP Fund Inc. was held on June 2, 2016. The meeting was held for purposes of electing one (1) nominee to the Board of Directors.

   The results were as follows:

Election of Director
                     Votes For      Votes Withheld
Thomas F. Mann       22,276,181       818,664

      Based on the foregoing, Thomas F. Mann was re-elected as Director. The Fund's other Directors who continue in office are George R, Aylward, Philip R. McLoughlin, William R. Moyer and
James M. Oates.